September 12, 2006

Via Facsimile ((510) 271-1696) and U.S. Mail

Laura Stein, Esq.
Senior Vice President - General Counsel
The Clorox Company
1221 Broadway
Oakland, CA  94612-1888

Re:	The Clorox Company
	Schedule TO-I filed September 8, 2006
	SEC File No. 005-32623

Dear Ms. Stein:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Item 10. Financial Statements
1. We note your incorporation by reference of the financial statements required by Item 1010(a) of Regulation M-A and your partial disclosure in response to Item 1010(c). Please revise the Schedule TO to include paragraph (c) under this Item and incorporate by reference the appropriate disclosure.

Item 12. Exhibits
2. Please file the form of withdrawal request as an exhibit to your
Schedule TO-I.

Offer to Purchase

Cover Page
3. Refer to the last paragraph on page iii. Delete the reference to the discussion of tax consequences being for "guidance only."
Security holders are entitled to rely upon the discussion.

Eligible Participants, page 12
4. We note that you will not commence payments of the cash bonus until, at the earliest, January 1, 2007. Please provide us your detailed legal analysis of your ability to do so and comply with the requirements of Rule 13e-4(f)(5).

Purpose of the Offer, page 14
5. While you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise here and elsewhere in your offer document.

Withdrawal Rights, page 19
6. Refer to paragraph (i). Note that Rule 13e-4(f)(2)(ii) provides for withdrawal rights after the expiration of 40 business days from the commencement of the offer, not the expiration date as you state.
Please revise.

Conditions of the Offer, page 20
7. Refer to the conditions in clauses (a) and (f) in this section of the offer. Each condition appears to be subject to your determination based on your sole judgment. Please revise your offer materials to include a reasonableness standard. The ability of the issuer to determine, in its sole discretion, whether a condition has occurred may render the offer illusory.
8. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise the third bullet point of condition (b) which conditions the offer on whether the contemplated benefits the bidder may enjoy from the offer are materially impaired. Please revise to specify or generally describe the benefits of the offer to you so that security holders will have the ability to objectively determine whether the condition has been triggered.
9. Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.
You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Information Concerning Clorox, page 26
10. We note you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and have provided the summary information required by Item 1010(c). Please provide the ratio of earnings to fixed charges required by Item 1010(c)(4) and the book value per share required by Item 1010(c)(5).
In addition, tell us why you have not provided the pro forma data required by Item 1010(c)(6) of Regulation M-A. Alternatively, disclose that information.

Interests of Directors and Officers, page 27
11. With respect to your disclosure in the last paragraph of this section please tell us why you need to qualify your disclosure "to [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Extension of the Offer, page 30
12. We note that you intend to provide notice of an extension no later than 9:00 a.m. Pacific Time. Please note that Rule 14e-1(d) require such notices to be provided no later than 9:00 a.m.
Eastern
time. Please revise here and elsewhere in your offer document and related documents.

Additional Information, page 31
13. It appears that you are attempting to incorporate by reference into the offering document all filings made while your offer is pending. However, Schedule TO does not expressly authorize such "forward incorporation by reference." Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.

Forward-Looking Statements, page 32
14. We note the disclaimer in the second paragraph of this section that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 13e-4(c)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.
15. We note your disclosure that the Private Securities Litigation Reform Act of 1995 "may not be available" in connection with your forward-looking statements. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please revise your disclosure to remove the doubt expressed.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since you are in possession of all facts relating to the company`s disclosure, you are responsible for the accuracy and adequacy of the disclosures you have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers and Acquisitions

Laura Stein, Esq.
The Clorox Company
September 12, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE